NETCO ENERGY INC.

1100 – 609 West Hastings Street

Vancouver, BC, Canada  V6B 4W4

Tel: 604-331-3376  Fax: 604-688-4712

June 14, 2006

Netco Energy Inc. Enters into Agreement to Sell Wainwright Assets for $1.5 Million

Netco Energy Inc. ("Netco") (TSXV: NEI) announces that it has entered into a letter of intent to sell its Wainwright area petroleum and natural gas assets to NRG Investments Inc. ("NRG"), a non-arms length party, for Cdn $1.5 million, payable in cash at closing.  NRG is a non-arms length party by virtue of the fact that John Hislop is a director, the President and controlling shareholder of NRG and a control person of Netco.  In addition, Gordon Nielsen, Netco’s President and Chief Executive Officer and a director of Netco, is a director of NRG.  Gordon Nielsen has declared his interest in the transaction and will abstain from voting in respect of the transaction.  Netco’s Wainwright asset includes a producing well and mineral rights to certain petroleum and natural gas substances within a one section area.  Netco’s working interest in the property and producing well 6-2-44-5W5M is 68.75%.  Netco’s share of gross production before royalties from Wainwright averaged approximately 70 barrels of oil equivalent per day (“BOE”) during the first quarter of 2006 representing approximately 72% of Netco's production for that quarter.  The transaction is subject to regulatory approval. Because the purchaser is a non-arm’s length party to Netco, Netco is seeking the approval of the disinterested shareholders of this transaction.  No finder's fee is payable in connection with this transaction.  The closing date of the transaction is scheduled for July 21, 2006, or such other time and date as may be agreed to by the parties.

The disclosure regarding BOE uses a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil and one barrel of natural gas liquids to one barrel of oil.  Note that BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of six thousand cubic feet of gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Netco intends to use the proceeds of the transaction to fund future oil and gas exploration programs and for general working capital.

Netco Energy Inc. is an oil and gas issuer with its common shares listed on the TSX Venture Exchange.

For further information, please contact Gordon Nielsen at (604) 331-3376 and/or visit the company website at www.NetcoEnergy.com.

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